Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

ScriptCo Inc.
6916 Woodway Dr
Woodway, TX 76712
www.scriptco.com

Up to $1,069,997.00 in Common Stock at $4.25
Minimum Target Amount: $9,996.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: ScriptCo Inc.
Address: 6916 Woodway Dr, Woodway, TX 76712
State of Incorporation: DE
Date Incorporated: May 08, 2019

Terms:

Equity

Offering Minimum: $9,996.00 | 2,352 shares of Common Stock
Offering Maximum: $1,069,997.00 | 251,764 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $4.25
Minimum Investment Amount (per investor): $212.50

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares.

Amount-Based:

$1,000+ | 5% Bonus Shares

Invest $1,000+ and receive 5% bonus shares.

$2,500+ | 10% Bonus Shares

Invest $2,500+ and receive 10% bonus shares

$5,000+ | 12.5% Bonus Shares

Invest $5,000+ and receive 12.5% bonus shares

$10,000+ | 15% Bonus Shares

Invest $10,000+ and receive 15% bonus shares

$25,000+ | 17.5% Bonus Shares

Invest $25,000+ and receive 17.5% bonus shares

$100,000+ | 20% Bonus Shares

Invest $100,000+ and receive 20% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine OWNers' Bonus

ScriptCo Inc. will offer 10% additional bonus shares for all investments committed by investors eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.25 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $425. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

ScriptCo Inc. (DBA ScriptCo Pharmacy) is a C-Corporation organized under the laws of the state of Delaware that operates a mail order pharmacy.

We believe ScriptCo is doing something for consumers that have never been done before. Selling prescription medications at cost, ZERO markup. Prospective members of ScriptCo can go to our homepage and quote all of their generic medications BEFORE signing up for membership by using our quote tool on the homepage @ www.scriptco.com. The best way to think of ScriptCo is as "Sam's Club / Costco for medication" but we actually have no markup on medications. Our customers pay a membership fee which gives them access to buying all their non-controlled generic medications from us at cost, ZERO Markup. The only margin we make is on the membership fee ($140 per year, $50 per quarter). ScriptCo's target market is the 79 million Americans that are on 3 or more maintenance medications. Our services are sold across 48 states plus D.C. via one physical location in Texas on a direct-to-consumer basis online. The Company to our knowledge is the only pharmacy in America offering medications at cost.

Unlike other online pharmacies, ScriptCo does not have a formulary or cart system. We will dispense any NON-Controlled medication. Most online pharmacies limit what medications they will dispense by what is listed on their website. If a medication is not on our quote tool we will add it to the quote tool.

Our customers love us! We are proud of what our customers say about us - see our Google reviews.

The company currently has no trademarks or patents, pending or granted.

Competitors and Industry

<u>OUR INDUSTRY:</u>

The U.S. pharmacy market is projected to grow from $560.00 billion in 2021 to $ 861.67 billion by 2028 at a CAGR of 6.3% in the forecast period, 2021-2028. In the United States, 9 out of 10 prescriptions filled are for generic medications.

<u>OUR COMPETITORS OVERVIEW:</u>

ScriptCo has several major competitors in the prescription medication market. Some of the top competitors in our industry include GoodRx, Cost Plus Drugs, and Insurance Based Pharmacies. GoodRx is the industry leader for discount cash pay coupons. Insurance-based pharmacies own the majority market share and historically are the

access point for prescription medications. ScriptCo stands out in the pharmacy industry because to our knowledge, there is no direct competitor replicating our model of offering all non-controlled medications at the same cost the pharmacy buys them for with a valid membership.

GoodRx:

Unlike coupon cards such as GoodRx, we are not giving a "discount," we are PASSING-THROUGH the cost of the medications with a membership fee. GoodRx is the current market leader in medication coupons. These coupons still need to be presented at the retail counter and are not always accepted. Our members enjoy the consistency of knowing they will never be denied at-cost medications.

Cost Plus Drugs:

Unlike online cash-based pharmacies, such as CostPlus Drugs, ScriptCo is actually a real pharmacy doing all operations in-house. Online pharmacies like CostPlus outsource everything including fulfillment. Cost Plus Drugs is just a website, they use TruePill pharmacy to do all processing and fulfillment.

By outsourcing all aspects of fulfillment there is no way they can offer a true "pass-through pricing model" because they will always be paying a fulfillment fee and markup on services. Like most other "online pharmacies" Cost Plus Drugs does not dispense all generic medications. They only allow customers to pay for medications that are listed as a "product cart item" on their website. If a drug is not listed on their website the consumer cannot get it. At ScriptCo Pharmacy we dispense ALL NON-CONTROLLED medications based on a prescription sent to the pharmacy, not cart items.

Insurance-Based Mail Order Pharmacies:

While true mail-order pharmacies offer the convenience of delivering your medications to your house, this is where the similarities to ScriptCo end. They operate in the insurance ecosystem and their cash pay rate is going to be the same as the insurance bill rate (no cash discount, because of insurance contracts). They have user experience issues due to formulary limitations, day supply limitations, and prior authorizations that cause delays for patients having their medications delivered to their homes. Patients of these pharmacies get frustrated due to lack of communication and bad customer service.

ScriptCo members know their cost before ever becoming a member, while the patient of an insurance-based mail order pharmacy will NOT know the cost of their prescriptions until someone calls them to tell them their copay/deductible after the medications have been processed by the pharmacy. ScriptCo requires no authorization from the PBM and has incredible customer service. The ScriptCo member price is determined by the cost at which ScriptCo acquired the medication - this allows our members to never be confused by their high copays or deductibles at checkout.

Insurance Based Retail Pharmacies (CVS, Walgreens, Etc.):

These pharmacies operate in the insurance ecosystem. There is no cash discount available outside of using a coupon card like GoodRx. They have the same poor user experiences and pricing complications due to formulary limitations, day supply limitations, prior authorizations, and PBM contracts. All consumers that get prescriptions through these pharmacies know how time-consuming a trip to the pharmacy can be including unexpected wait times when they arrive at the pharmacy.

Current Stage and Roadmap

ScriptCo Pharmacy has been operating since October of 2019. At this point, all aspects of ScriptCo are automated via our proprietary API's and allow ScriptCo to operate very efficiently. ScriptCo is currently serving 48 states plus D.C.

The Company's services are currently in the market and generating recurring subscription payments.

ScriptCo has several additional developments that they are currently working on as well as future developments.

Currently, ScriptCo is designing a family membership program that will allow for one primary account holder and 3 additional dependents to try and help families in need of access to prescription medications. Additionally, ScriptCo has been developing a B2B portal that will allow a sponsor (self-funded employers, health plans, groups and organizations) to pay for the end-user's membership and or the membership and medications. The B2B portal will allow a sponsor to manage and view all of their active memberships manually or through FTP pushes. Both the family membership and B2B are currently in Development concept stage. While we do not have a finished protoype we expect the launch of both options before Novemember 1st.

In the near future, ScriptCo will start development of an application that can further simplify being a member at ScriptCo by giving members access to 3–5 minute educational videos specific to their medications, initiate refills with a simple click of a button, manage their membership and medication payments, as well as view all previously filled medications and tracking history.

ScriptCo's efforts for the next few years will be focused on expanding market share in both Direct-to-Consumer clients and Business clients.

The Team

Officers and Directors

Name: Shailendra Gupta

Shailendra Gupta's current primary role is with Self Employed Pharmacy owner / Pharmacist / consultant. Shailendra Gupta currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder & CCO
  Dates of Service: May 08, 2019 - Present
  Responsibilities: Currently, Sam Consults with founders on all compliance-related pharmacy items. He is only receiving benefits, and no salary currently. There is no equity compensation, all equity was purchased via stock shares upon founding the company. Shailendra does not receive a salary from ScriptCo.

Other business experience in the past three years:

- **Employer:** Self Employed Pharmacy owner / Pharmacist / consultant
  Title: Owner
  Dates of Service: January 01, 2001 - Present
  Responsibilities: Owner

Name: Mark McCormick

Mark McCormick's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Treasurer, Director
  Dates of Service: May 08, 2019 - Present
  Responsibilities: Mark runs ScriptCo Pharmacy on the day to day basis. His day to day operational duties include: managing staff, purchasing medications, consulting with third parties development of Website and patient portal, consulting with pharmacist on pharmacy complaince items. Mark receives a salary of $180,000 per year from ScriptCo.

Name: Zach Zeller

Zach Zeller's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, Secretary, Director
  Dates of Service: May 08, 2019 - Present
  Responsibilities: Zach's primary role in the company is outreach for member growth and funding needs. He is focused on growing ScriptCo in multiple ways. His day to day roles includes managing past and potential investors. He is also the lead on growing ScriptCo member base through B2B and Earned media relationships. He also consults with Mark and Shailendra on new proposed ideas to grow the ScriptCo member base.

Name: John Kasper

John Kasper's current primary role is with Blue Collective. John Kasper currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: October 01, 2020 - Present
  Responsibilities: Board Member (advisement). John does not receive a salary from ScriptCo.

Other business experience in the past three years:

- **Employer:** Blue Collective
  Title: Partner
  Dates of Service: January 29, 2019 - Present
  Responsibilities: Looking at companies for Blue Collective to invest in

Other business experience in the past three years:

- **Employer:** Blue Advisory
  Title: Founder and Principle
  Dates of Service: August 01, 2014 - Present
  Responsibilities: operations

Other business experience in the past three years:

- **Employer:** Blue Napkin
  Title: Founder
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Founder

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons

relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not

materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, membership wholesale online pharmacy. Our revenues are therefore dependent upon the market for online discount prescription medications.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our B2B platform and Enterprise software solution. Delays or cost overruns in the development of our B2B platform or Enterprise software solution and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can’t get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
ScriptCo Inc. was formed on 5/8/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. ScriptCo Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is

possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell products is dependent on outside government regulations such as individual state boards of pharmacy, DEA (Drug Enforcement Agency), FTC (Federal Trade Commission), and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of products may no longer be in the best interest of the

Company. At such point, the Company may no longer want to sell products and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on ScritpCo Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on ScriptCo Inc. could harm our reputation and materially negatively impact our financial condition and business.

StartEngine has investigated and resolved a red flag related to Zachary Zeller's (President, Secretary, Director) Bad Actor Check.
Zachary Zeller's Bad Actor Check revealed two Federal Tax Liens indicating Zachary Zeller as Debtor. These liens have since been paid off and the red flag has been resolved by StartEngine.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Mark McCormick	1,076,000	Common Stock	33.62%
Zach Zeller	1,072,000	Common Stock	33.5%
Shailendra Gupta	1,052,000	Common Stock	32.88%

The Company's Securities

The Company has authorized Common Stock, Convertible Note, Convertible Note, Safe Note, Convertible Note, and Debt-Promissory note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 251,764 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 3,440,000 outstanding.

Voting Rights

One vote per share.

Material Rights

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the

Common Stock.

The total amount outstanding includes 240,000 of shares to be issued pursuant to outstanding warrants.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,700,000.00
Maturity Date: September 24, 2022
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Qualified financing event over $500,000

Material Rights

see attached note titled "1700000 convertible note"

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $250,000.00
Maturity Date: September 24, 2022
Interest Rate: 6.0%
Discount Rate: 0.0%
Valuation Cap: $6,700,000.00
Conversion Trigger: Qualified financing event over $500,000

Material Rights

see uploaded document "scriptco bridge CN Clue Collective 1.28.2022.pdf

Safe Note

The amount of securities outstanding is 50,000.

Material Rights

$50,000 investment automatically converts to equity shares at a 20% discount with no cap on the equity raise. See attached "goodwater cap SAFE 4-19-2022"

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $250,000.00
Maturity Date: September 24, 2022
Interest Rate: 6.0%
Discount Rate: 0.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: Qualified Financing event over $500,000

Material Rights

see attached file ScriptCo bridge CN Blue Collective 6-14-2022

Debt-Promissory note

The amount of securities outstanding is 320,000.

Material Rights

Company has committed to buy back shares of previous non participating founders. Company has 12 months from 6/7/2022 to pay a total of $320,000 to 4 previous owners. This can be seen on the cap table and stock leger that the stock shares (40 total) have been cancelled. See attached files:

"Doug Cofer Promissory Note"

"Johnathan perterson Promissory Note"

"Kat Villarreal Promissory Note"

"Shailendra Gupta Promissory Note"

What it means to be a minority holder

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a

smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $1,700,000.00
  Use of proceeds: Infrastructure build-out, Technology builds, testing marketing (google and FB)
  Date: September 24, 2020
  Offering exemption relied upon: 506(c)

- **Type of security sold:** Convertible Note
  Final amount sold: $250,000.00
  Use of proceeds: Infrastructure build-out, Technology builds, testing marketing (google and FB)
  Date: January 28, 2022
  Offering exemption relied upon: 506(c)

- **Type of security sold:** Convertible Note
  Final amount sold: $250,000.00
  Use of proceeds: Infrastructure build-out, Technology builds, testing marketing

(google and FB)
Date: June 14, 2022
Offering exemption relied upon: 506(c)

- **Type of security sold:** SAFE
  Final amount sold: $50,000.00
  Use of proceeds: Infrastructure build-out, Technology builds, testing marketing (google and FB)
  Date: April 19, 2022
  Offering exemption relied upon: 506(c)

- **Type of security sold:** Warrant
  Final amount sold: $40,000.00
  Use of proceeds: bridge funding
  Date: August 21, 2020
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $460,585, which was an increase of over 30% compared to fiscal year 2020 revenue of $314,961. Revenue growth in 2021 was attributed highly to organic growth. Our future raises will go towards marketing spend to consumers as our projections show a high growth rate for consumer memberships. Additional revenue growth will also come from our B2B platform option launching in near future.

Cost of sales

Cost of sales in 2021 was $259,486 an increase of approximately $94,000, from costs of

$164,182 in fiscal year 2020. This is a good sign of the company growth the as cost of goods sold increase means more members are signing up (because of the pass-through pricing of COG).

Expenses

The Company's expenses consist of, among other things, compensation and benefits for employees including pharmacist and pharmacy technicians, marketing and sales expenses, fees for professional services, research and development to ScriptCo Platform, lease of the facility, and buildout of the facilty. Approximately $500,000 of this increase was due to our pre-seed funds going towards enterprise buildout of our space including the addition of the following: Robotic fulfillment, 20 additional filling stations, conveyor system, lighting, and power upgrades. T

Historical results and cash flows:

The Company is currently in the initial production stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future, as the revenues should be higher following our projections of consumer advertising and B2B contracts. Past cash was primarily generated through note investments and minimal consumer revenue. Our goal is to increase the cash flow to over $10M by the end of 2023 from consumer and b2B membership revenue (not including investment rounds.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 2022, the Company has capital resources available in the form of bridge loan opportunities of up to $500,000 from multiple private investors, and $170,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are semi-critical to grow our company and maintain operations.

We have other funds and capital resources we are seeking in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. We need capital to let people know we exist through advertising. If no one knows about us, then we can not bring on new memberships to support the business operations.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The current monthly burn is $80,000, which breaks down roughly to 60% staff wages and 40% normal business expenses to include: lease, supplies, medication purchases, contractor development team payments, utilities, state license fees, shipping expenses, minimal marketing dollars, etc.

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 3 months. Our monthly expenses have been steady for over a year. Without marketing expenses, ScriptCo Pharmacy would be cash flow positive at the 8,000 member mark. Our monthly expenses will increase for every 12,000 memberships we bring on.

Our current staff will cover the workload of up to an estimated 12,000 members. If we only reach the minimum funding amount we do not anticipate expenses increasing until we reach the 12,000 member mark at which time we will have to hire additional pharmacy employees (pharmacist and pharmacy technicians). If we receive additional capital outside of Start Engine, then we would increase the marketing spend to generate more membership signups.

How long will you be able to operate the company if you raise your maximum funding goal?

The current monthly burn is $80,000, which breaks down roughly to 60% staff wages and 40% normal business expenses to include: lease, supplies, medication purchases, contractor development team payments, utilities, state license fees, shipping expenses, minimal marketing dollars, etc.

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for a minimum of 12 months without increasing marketing expenses. Our monthly expenses have been steady for over a year. Without marketing expenses, ScriptCo Pharmacy would be cash flow positive at the 8,000 member mark. Our monthly expenses will increase for every 12,000 memberships we bring on.

Our current staff will cover the workload up to an estimated 12,000 members. If we reach the maximum funding amount we anticipate expenses increasing for DTC marketing test campaign. Additionally, we will accelerate the development of our B2B platform. When we reach the 12,000 member mark we will have to hire additional pharmacy employees (pharmacist and pharmacy technicians). If we receive additional capital outside of Start Engine, then we would increase the marketing spend to

generate more membership signups.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including equity investments, safe/convertible notes. We are in the process of raising a private round in either equity or safe/convertible notes.

Indebtedness

- **Creditor:** Business Backer
  Amount Owed: $136,656.50
  Interest Rate: 0.0%
  Maturity Date: January 01, 2024

- **Creditor:** Doug Cofer
  Amount Owed: $64,000.00
  Interest Rate: 3.5%
  Maturity Date: June 07, 2023

- **Creditor:** Kat Villarreal
  Amount Owed: $32,000.00
  Interest Rate: 3.5%
  Maturity Date: June 08, 2023

- **Creditor:** Johnathan Peterson
  Amount Owed: $216,000.00
  Interest Rate: 3.5%
  Maturity Date: June 07, 2023

- **Creditor:** Shailendra Gupta
  Amount Owed: $8,000.00
  Interest Rate: 3.5%
  Maturity Date: June 07, 2023

Related Party Transactions

Valuation

Pre-Money Valuation: $14,620,000.00

Valuation Details:

ScriptCo Inc. (dba "ScriptCo Pharmacy" or the "Company") determined its pre-money valuation internally based on an analysis of the following factors:

Membership and Gross Revenue

Our membership and gross revenue have more than doubled since the pre-seed round. Our pre-seed round was an $8M convertible note cap. So we are putting a value on the membership growth (almost 2X) of= $10,000,000.

Asset Valuation

We believe our assets are worth at least $1,000,000. Our assets include 47 state licenses, 16 Pharmacist Licenses, inventory, hardware, and a filling robot. ScriptCo believes that if we were to go on the open market and do an asset sale we could sell the licenses and pharmacy for a minimum of $1,000,000 respectively.

ScriptCo Technology

We feel our developed technology (software and development APIs) is worth $1,620,000. This has been over 2 years' worth of development time and finances. The hard cost invested into our technology is only around a total of $200,000. However, the know-how on how to manage, develop and execute the pipeline of technology development we value at over $1,000,000.

Management Team

We feel our existing team (3 founding members have experience in starting, and running previous pharmacies. 1 founder has a Masters Degree in Pharmacy Administration) is worth $2,000,000. The 3 founders have a combined 34 years of experience in pharmacy, including Shailendra Gupta's experience in pharmacy since 2001.

For the reasons highlighted above, the Company believes it has established a reasonable basis for its pre-money valuation of $14,620,000.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all outstanding warrants with a right to acquire shares are exercised.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $2,200,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,996.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Platform Fees*
  94.5%
  StartEngine Platform Fees

If we raise the over allotment amount of $1,069,997.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  34.0%
  We will use the marketing budget to continue testing/optimizing FB and Google marketing. We also begin production for TV advertising. We will be testing National TV advertising.

- *Research & Development*
  24.0%
  These funds will be used to optimize the user experience for retail memberships as well as B2B memberships. This money will be to build our own enterprise software that will allow us to stop using 3rd party platforms.

- *Company Employment*
  36.5%
  This will be for the day-to-day employee payroll, which includes: Pharmacist, Pharmacy Technicians, and Customer Service Reps. These funds will also be used to pay existing executive salaries and expand the business to hire: a Director of Marketing, Director of Technology, B2B growth officer and a couple B2B sales reps.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.scriptco.com (https://scriptco.com/financials).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/scriptco

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR ScriptCo Inc.

[See attached]

SCRIPTCO, INC.

Financial Statements
Year Ended December 31, 2021 and 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
ScriptCo, Inc.
Woodway, Texas

We have reviewed the accompanying financial statements of ScriptCO, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 27, 2022
Los Angeles, California

SCRIPTCO INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2021**		**2020**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	161,203	$	1,167,255
Acccounts Receivable, net		-		45
Inventory		68,000		70,271
Total Current Assets		**229,203**		**1,237,572**
Property and Equipment, net		162,676		234,902
Total Assets	**$**	**391,879**	**$**	**1,472,474**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	24,167	$	35,388
Current Portion of Convertible Note		1,700,000		-
Accrued Interest on Convertible Note		136,093		34,093
Forward Financing		84,700		-
Total Current Liabilities		**1,944,960**		**69,481**
Convertible Note		-		1,700,000
Total Liabilities		**1,944,960**		**1,769,481**
STOCKHOLDERS EQUITY				
Common Stock		-		-
Additional Paid in Capital		515,100		515,100
Retained Earnings/(Accumulated Deficit)		(2,068,182)		(812,108)
Total Stockholders' Equity		**(1,553,082)**		**(297,008)**
Total Liabilities and Stockholders' Equity	**$**	**391,879**	**$**	**1,472,474**

See accompanying notes to financial statements.

SCRIPTCO INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net Revenue	$	460,585	$	314,961
Cost of Goods Sold		259,486		164,812
Gross profit		201,098		150,149
Operating expenses				
General and Administrative		1,301,065		723,473
Sales and Marketing		166,730		50,582
Total operating expenses		1,467,795		774,055
Operating Income/(Loss)		(1,266,697)		(623,906)
Interest Expense		102,577		34,314
Other Loss/(Income)		(113,200)		(62,059)
Income/(Loss) before provision for income taxes		(1,256,074)		(596,160)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(1,256,074)**	**$**	**(596,160)**

See accompanying notes to financial statements.

SCRIPTCO INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	**66**	**$ 0**	**$ 300,100**	**$ (215,947)**	**$ 84,153**
Issuance of Stock	63	0	63,400		63,400
Issuance of Stock Warrant			40,000		40,000
Capital contribution			111,600		111,600
Net income/(loss)				(596,160)	(596,160)
Balance—December 31, 2020	129	0	515,100	$ (812,108)	**$ (297,008)**
Share-Based Compensation			0		0
Net income/(loss)				(1,256,074)	(1,256,074)
Balance—December 31, 2021	**129**	**$ 0**	**$ 515,100**	**$ (2,068,182)**	**$ (1,553,082)**

See accompanying notes to financial statements.

SCRIPTCO INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021	2020
(USD $ in Dollars)			
CASH FLOW FROM OPERATING ACTIVITIES			
Net income/(loss)	$	(1,256,074)	$ (596,160)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:			
Depreciation of Property		72,226	43,207
Amortization of Intangibles		-	-
Share-based Compensation		0	-
Changes in operating assets and liabilities:			
Acccounts receivable, net		45	(45)
Inventory		2,271	(70,271)
Credit Cards		(11,221)	33,849
Accrued Interest on Convertible Note		102,000	34,093
Net cash provided/(used) by operating activities		**(1,090,753)**	**(555,328)**
CASH FLOW FROM INVESTING ACTIVITIES			
Purchases of Property and Equipment		-	(261,246)
Net cash provided/(used) in investing activities		**-**	**(261,246)**
CASH FLOW FROM FINANCING ACTIVITIES			
Capital Contribution		-	215,000
Forward Financing		84,700	-
Borrowing on Convertible Notes		-	1,700,000
Net cash provided/(used) by financing activities		**84,700**	**1,915,000**
Change in Cash		(1,006,053)	1,098,426
Cash—beginning of year		1,167,255	68,829
Cash—end of year	**$**	**161,203**	**$ 1,167,255**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest	$	102,577	$ 34,314
Cash paid during the year for income taxes	$	-	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES			
Purchase of property and equipment not yet paid for	$	-	$ -
Issuance of equity in return for note		-	
Issuance of equity in return for accrued payroll and other liabilities			

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

ScriptCo Inc. was incorporated on May 8, 2019, in the state of Delaware. The financial statements of ScriptCo Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Woodway, Texas.

ScriptCo Pharmacy is the first and only membership-based, wholesale pharmacy in America. We offer generic medications, at their actual cost, with zero markup. No pharmacy in America has done this, until now. Our revenue comes from memberships, not medications. With a membership cost of .38 cents a day, the ScriptCo platform offers transparency, cost savings, and an incredible user experience that our Google reviews reflect. We have figured out how to package access, provide transparency, and give easy access for all users.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $917,255, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021 and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to the drugs sold and shipping are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computer Equipment	5 years
Office Furniture & Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

ScriptCo Inc. is S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2018 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from membership fees, which gives customers access to buy all their generic medications from the Company at cost.

Cost of sales

Costs of goods sold include the drugs sold and shipping.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $166,730 and $50,582, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the warranty vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock warranty.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 27, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements.

The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Finished goods	68,000	70,271
Total Inventory	**$ 68,000**	**$ 70,271**

4. PROPERTY AND EQUIPMENT

As of December 31, 2021 and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,		2021		2020
Computer Equipment	$	25,518	$	25,518
Office Furniture & Equipment		254,464		254,464
Property and Equipment, at Cost		**279,982**		**279,982**
Accumulated depreciation		(117,307)		(45,081)
Property and Equipment, Net	**$**	**162,676**	**$**	**234,902**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021 and 2020 were in the amount of $72,226 and $43,207, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 1,000 shares of Common Stock with a par value of $0.001. As of December 31, 2021, and December 31, 2020, 129.4 shares have been issued and are outstanding.

6. SHAREBASED COMPENSATION

On March 11, 2021, the Company granted warranty for the purchase of two stocks to one of its employees, which should remain at the Company for next three years (vesting term). A summary of the Company's stock warranty activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	-	$ -	-
Granted	-		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2020	-	$ -	-
Exercisable Warrant at December 31, 2020	-	$ -	-
Granted	2	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2021	2	$ -	9.20
Exercisable Warrant at December 31, 2021	-	$ -	9.20

Stock warrant expense for the years ended December 31, 2021 was $0.02.

7. STOCK WARRANT

During 2020, the Company issued ten Common Stock warrants. The exercise price per share shall be equal to $0.001-$1.00 and the warrant shall expire and shall no longer be exercisable as of the earlier of (a) on the ten-year anniversary of the date of this warrant (b) the acquisition of the Company by another entity or (c) Immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act covering the offering and sale of the Company's Common Stock. The Company received $40,000 for the issuance of two stock warrants which was recorded under Additional Paid in Capital (APIC).

8. DEBT

Forward Financing

During fiscal year 2021, the Company entered into a finance agreement with the Business Backer in the amount of $87,000. It bears a fixed fee of $2,610 and an APR of 39.07%. The lender provides the Company with the advance amount in exchange for sale of receivables to the lender. As of December 31, 2021, the outstanding balance of this kind of financing is in the amount of $84,700, and entire amount is classified as the current liabilities.

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2020 Convertible Note- certain lender	$1,700,000	6.00%	2020	2022	102,000	136,093	1,700,000	-	1,700,000	34,093	34,093	-	$ 1,700,000	1,700,000
Total					$ 102,000	$ 136,093	$ 1,700,000	$ -	$ 1,700,000	$ 34,093	$ 34,093	$ -	$ 1,700,000	$ 35,000

The convertible notes are convertible into common shares at a conversion price. The conversion price means the lower of: (a) the lowest per share purchase price paid for the Qualified Financing Securities by the investors of new money in the Qualified Financing, multiplied by .85; or (b) the quotient obtained by dividing (l) the Valuation Cap (as defined below) by (2) the Company's fully-diluted capitalization immediately prior to the initial closing of the Qualified Financing (assuming, without duplication, full conversion or exercise of all outstanding convertible or exercisable securities, options and warrants, and the issuance of all shares reserved for grant pursuant to the Company's equity incentive plan, but excluding any outstanding convertible notes or other convertible securities issued for capital raising purposes) (the"Fully-Diluted Capitalization'). Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

9. RELATED PARTY

There are no related party transactions.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

On June 27, 2019, the Company entered into a lease agreement with Crawford Austin Properties Inc. to rent premises in Woodway, Texas. The base rent is $2,500 and the lease ends on June 30, 2026. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation
2022	$ 30,000
2023	30,600
2024	31,200
2025	31,200
Thereafter	15,600
Total future minimum operating lease payments	**$ 138,600**

Rent expenses were in the amount of $38,100 and $29,100, as of December 31, 2021 and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through June 27, 2022, which is the date the financial statements were available to be issued.

On April 19, 2022, the Company entered into Simple Agreement for Future Equity (SAFE) in the amount of $50,000.

During 2022, the Company entered into two convertible note agreements in the aggregate amount of $500,000. The notes bear an interest rate of 6% and final maturity date is set on September 24, 2022.

During 2021, the Company entered into four promissory note agreements in the aggregate amount of $320,000. The notes bear an interest rate of 3.5% per annum.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,266,697, an operating cash flow loss of $1,090,753, and liquid assets in cash of $161,203, which less than a year's worth of cash reserves as of December 31, 2021.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

ScriptCo

Your Medications At Our Cost- Zero Markup



making prescription
medications
more affordable
for everyone

Website | Woodway, TX | PHARMACEUTICAL

ScriptCo is attempting to revolutionize healthcare by selling prescription medications at cost, ZERO markup. The company believes that they are the first and only pharmacy in America doing this. The quote tool on their website provides transparency, allowing anyone to search for any generic medicine to see the actual wholesale cost. ScriptCo is helping thousands of Americans in 48 states and DC, saving them $1,000 on average compared to people with health insurance, based on an internal phone survey.

$0.00 raised

0 Investors	$14.6M Valuation
$4.25 Price per Share	$212.50 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- ScriptCo is a membership-based pharmacy making prescription medications more affordable for everyone by selling generic medication without any markups.
- 58 million Americans say they can not afford their medications, and almost 66% of Americans take a prescription medication (source & source).
- 86% of Americans agree that Congress should focus on cracking down on abusive health insurance practices that make it harder for people to get the care they need (source).

OVERVIEW

We’re a membership-based pharmacy dedicated to making prescription medication affordable for everyone

We started ScriptCo with one purpose in mind: to help people by offering transparency and access for all. In order to achieve this goal, we created a mail-order pharmacy that covers all aspects of fulfillment in-house. By removing all unnecessary costs and ***not partnering with health insurance companies,*** we are able to sell generic medications at wholesale cost. The only margin we make is from our membership fees, not medications, because that’s how it should be.


Your Same Prescriptions,
Affordable At Wholesale Price

THE PROBLEM & OUR SOLUTION

Millions of Americans can’t afford their medications, so we’re selling them at cost

It’s a sad truth that over 58 million Americans can’t afford their medication (source). With more than 4 billion prescriptions dispensed every year in the US, it is crucial for people to have access to affordable medication (source). ScriptCo is seeking to redefine how people buy their medication by selling prescription meds at cost. Unlike most retail pharmacies, we operate outside the insurance system so we can avoid unnecessary costs like prior authorizations, formulary limitations, and day supply limitations. Membership with ScriptCo is simple, members can pay $50 for a 3-month membership or $140 for a 12-month membership. We dispense any non-controlled medication.

Chronic Conditions

No Transparency

High Prices

Unpredictable Costs

With ScriptCo Pharmacy


One Low Annual Subscription


Immediate Savings Without Hassel


One Of A Kind Operating Model


Medication Shipped Straight To Patient's Door


SCRIPTCO
PHARMACY
Your new pharmacy at a fraction of the price!

THE MARKET & OUR TRACTION

Tens of millions of Americans are looking for affordable alternatives to get their medication, and we can be their lifeline

ScriptCo is already helping over 2,300 paying subscribers, and we believe we are positioned to scale to address the 58 million Americans who are struggling to afford their medications. Since our 2019 launch, we have already been featured in the national spotlight. We are proud to have been featured on the cover of Consumer Reports for May of 2022 for cash pay pharmacies, and most notably, we were featured on The Today Show for disrupting the pharmacy industry. As of this campaign, we are licensed in 48 states plus DC and are working with healthcare plans and self-funded employers to build a B2B platform that will allow a plan sponsor to pay for the membership or medications on a per member, monthly basis.

As Seen On

TODAY


CARS THAT LAST FOR 200,000+ MILES
THE DANGEROUS CHEMICALS IN FAST FOOD WRAPPERS
QUICK FIXES FOR CLUTTER
CR Consumer Reports
RATINGS & REVIEWS
WHERE TO GET
Rx DRUGS FOR LESS
Online pharmacies offer amazing deals on common meds, like the generic version of Lipitor (one month's supply)
$13.99* COSTCO
$0.54* SCRIPTCO
$3.90 MARK CUBAN COST PLUS DRUG CO.
$14.60* AMAZON
$3.00 HONEYBEE
$9.90 HEALTHWAREHOUSE.COM


SCRIPTCO
PHARMACY
OUR REVIEWS
"Love Scriptco.com. We have saved so much money and the ease of using their website is wonderful. Scripts get delivered directly to my door. This has cut out so much of the time I used to be running around and picking up prescriptions. I would highly recommend!!"
- Mary S.

These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.

WHY INVEST

Help usher in a more transparent, more affordable future of healthcare

The vast majority of Americans agree that the healthcare industry needs to change. About 131 million Americans take prescription drugs, almost half of that population states they cannot afford them (source). Aside from a massive target market, these are regular people who are just trying to stay healthy, and we believe they have the right to do so. With this capital raise you will help ScriptCo reach consumers through advertising and finalize our B2B platform. Help us redefine healthcare accessibility, and support millions of Americans in the process, by becoming a shareholder in ScriptCo today.


SCRIPTCO IS THE
ONLY ONE
SELLING AT COST!
ScriptCo is the only one selling prescription drugs at cost!
SCRIPTCO
PHARMACY
888.201.0334
WWW.SCRIPTCO.COM

Novemer 2018



Insurance vs Wholesale Cost Analysis

Deep analysis completed from our traditional insurance-based retail Pharmacies that showed patient Co-pay is significantly more than actual wholesale cost almost 80% of the time.

January 2019


Business Plan

Business Plan

January of 2019 business plan put together for a membership-based, "at cost" pharmacy.

May 2019


Welcome to
Delaware

ScriptCo Inc. Formed as a Delaware Corp

ScriptCo Inc. Is established in Delaware founders invest $400,000 to start the company.

October 2019

Our Company Website Launches!

October of 2019 ScriptCo Inc (DBA ScriptCo Pharmacy) launches its Website for business.

May 2020


FOX4

First Major Earned Media Spot

May 13th, 2020 Fox News in Dallas Fort Worth runs a local 5-minute segment about ScriptCo. ScriptCo gains 1000 members over the next 35 days.

October 2020



Pre-Seed Capital Raise

October 2020 ScriptCo raises $1.7 million of capital in a pre seed round. (Blue Collective NY-1M, Unpopular Ventures SF $350,000, 4 individuals $350,000)

November 2020



Capital Deployment

ScriptCo deploys pre-seed capital to meaningfully buildout operations to handle up to 200,000 members (30M in ARR) through hardware, and software development that automate all processes.

August 2021

Paid Marketing

August of 2021 ScriptCo starts testing marketing with Facebook and Google. Customer acquisition cost starts at $350.00 in August and is below $120 by May of 2022.

August 2022

Seed Round Launch on Start Engine

June 9th, 2022 ScriptCo begins the process to raise capital on the Start Engine platform in an effort to raise a seed round of $3 million to scale the company to over 1M in ARR.

Anticipated Post Seed Round Advertising



Linear Television

Testing/launching a national TV ad campaign with one of the largest privately held direct response marketing companies in America.

Anticipated B2B Platform Launch


B 2 C

B2B Growth

Our business to business portal allows a plan sponsor to pay for the membership or the membership and medications for their population.

In the Press

SHOW MORE

Meet Our Team


Forbes
NEXT
1000
PRESENTED BY
Square

Mark McCormick

CEO, Treasurer, Director

Mark attended Baylor University from 2002-2005. In 2005 Mark left Baylor after being selected in the first round of the MLB draft by the St. Louis Cardinals. After leaving professional baseball in 2009, Mark began his career in the healthcare space as a sales representative for Stryker Orthopedics, wherein his first year, he was a top 3 finalist for "rookie of the year" nationally. After 3+ years of growing the start-up territory, Mark's entrepreneurial spirit led him to start his own company marketing DME and pharmaceuticals, building a start-up territory.

In 2016 Mark and Zach Zeller co-founded three pharmacies located in Texas. Through owning and operating these pharmacies Mark has vast experience in navigating the pharmacy space and has shown exceptional abilities to grow and manage pharmacies. Mark has designed, managed, and implemented pharmacy workflow from the ground up for the 3 pharmacies in Texas that he Co-Founded in 2016. Marks leadership grew these pharmacies from start-up to $2,450,000+ in EBITDA in two years with two physical locations and one operation center. The pharmacy's goal was to offer traditional medications as well as topically based treatment modalities while driving down patient cost giving more access to nontraditional treatment modalities that were better than the status quo. In mid-2019 Mark and Zach Zeller founded ScriptCo, the first pharmacy in America to sell medications at cost in an effort to solve this massive issue. In early 2021 Mark was added to the Forbes Next 1000 CEO's list. https://www.forbes.com/profile/mark-mccormick/?sh=76e02964679a

Mark has been Married for 16 years and has 2 children.

Mark works 40 hours per week for ScriptCo.


SCRIPTCO
PHARMACY

Zach Zeller

President, Secretary, Director

After graduating from The University of Texas at Austin as a student-athlete competing in Track and Field, setting a school record, becoming an All American, and multiple time Big 12 champion, Zach went directly into medical device sales. Zach was in the operating room for more than nine years and was nationally recognized by two different multi-billion-dollar orthopedic companies.

After deciding to move out of the surgical space and into the pharmacy space Zach and Mark McCormick co-founded three pharmacies located in Texas. Zach helped grow the company from start-up to $2,450,000 in EBITDA in two years with two physical locations and one operation center. The pharmacy's goal was to offer traditional medications as well as topically based treatment modalities all while driving down patient cost giving more access to traditional and nontraditional treatment modalities that were better than the status quo. In mid-2019 Mark and Zach Zeller founded ScriptCo, the first pharmacy in America to sell medications at cost in an effort to solve this massive issue.

Zach has been married for 16 years and has 3 children.

Zach works 40 hours per week for ScriptCo.



Shailendra Gupta

Co-Founder & CCO

Sam has been a registered pharmacist in Texas since 2004. He is an Infusion, Accreditation, and Compliance Specialist. He has a Master's degree in Pharmacy Administration and Outcomes Research. Sam was one of the "40 Pharmacist under 40 in Texas" recognized by the Texas Pharmacy Association at their 2005 Annual meeting for his contributions to HIV research and community practice. Sam has maintained teaching relationships with several institutions over the years, including The University of Houston, The University of Phoenix, and The University of Mumbai. Sam has founded/acquired several companies over the last decade and made several successful exits. He currently consults with several nationally and internationally recognized companies in matters specifically dealing with strategic acquisitions, compliance, and healthcare.

Sam works 2 hours per week for ScriptCo.



John Kasper

Director

JJ is Managing Director at Blue Collective, a Venture Capital investment firm located in Brooklyn, NY. Blue Collective has $100 MM in assets under management and invests exclusively in super early-stage startups across the industry founded by phenomenal entrepreneurs. Prior to founding Blue, JJ was a Restructuring executive and a Partner at McKinsey & Company, where he was a leader in the Private Equity practice.

John works 4 hours per month for ScriptCo.

Offering Summary

Company	:	ScriptCo Inc.
Corporate Address	:	6916 Woodway Dr, Woodway, TX 76712
Offering Minimum	:	$9,996.00
Offering Maximum	:	$1,069,997.00
Minimum Investment Amount (per investor)	:	$212.50

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	2,352
Maximum Number of Shares Offered	:	251,764
Price per Share	:	$4.25
Pre-Money Valuation	:	$14,620,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares.

Amount-Based:

$1,000+ | 5% Bonus Shares

Invest $1,000+ and receive 5% bonus shares.

$2,500+ | 10% Bonus Shares

Invest $2,500+ and receive 10% bonus shares

$5,000+ | 12.5% Bonus Shares

Invest $5,000+ and receive 12.5% bonus shares

$10,000+ | 15% Bonus Shares

Invest $10,000+ and receive 15% bonus shares

$25,000+ | 17.5% Bonus Shares

Invest $25,000+ and receive 17.5% bonus shares

$100,000+ | 20% Bonus Shares

Invest $100,000+ and receive 20% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine OWNers' Bonus

ScriptCo Inc. will offer 10% additional bonus shares for all investments committed by investors eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.25 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $425. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow ScriptCo to get notified of future updates!

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

America has a Major Drug problem! Politicians have introduced 50 bills addressing the rising cost of drugs…none were passed.

1. The United States is averaging over a $1k per person in Drug spend in the US, more than double the next highest country and 1 in 4 people are struggling to afford their medicine (refs available)

2. Insurance companies and middlemen are regularly adding 15 times the actual cost of prescription medications,

3. Insurance copays on generic drugs can be 10 times higher than the actual cost of the medications

…The system is broken and customers are paying the bill.

The Good News…

1. 9 out of 10 medications dispensed in America are generics made by quality manufacturers at reasonable prices.

2. As Owners of multiple pharmacies, we felt our customers pain and built ScriptCo!…No More middlemen, No Markup, No Hassle…

3. Quality Prescription Drugs …delivered to your Doorstep at OUR COST.

We've built an Online Pharmacy exclusively for our Customers, and NOW…

we're OFFERING every American an Opportunity to Invest in OUR Future!

Our Success is Your Success!

ScriptCo is a Purpose-Built 'Pharmacy to help people'. We believe our pass-thru membership model has never been done before, and allows us to sell medications at our actual cost.

Here's an example of 5 well-known Drugs and their average retail price vs. ScriptCo pass-through pricing and the annual savings including the membership.

Drug Avg Retail Price ScriptCo Price Annual Savings (Including membership Fee)

Atorvastatin 80mg (30 Tablets) $67.33 $1.50 $650

Tadalafil 20mg (30 Tablets) $1,244.43 $1.86 $14,770.84

Dalfampridine 10mg ER (60 Tablets) $2,375.91 $21.00 $28,118.92

Gabapentin 600mg (60 Tablets) $93.33 $3.96 $932.44

Dimethyl Fumarate 240mg (60 Capsules) $6,819.16 $22.32 $81,422.08

We have been showcased on The Today Show and on the cover of Consumer Reports. (flash images of consumer reports cover and a The Today Show still image?)

• We Hire the best, most caring pharmacists…

• We Only source our medications from FDA approved wholesalers…

• We Deliver them Directly to your door...No lines, No waiting, No markup...No Hassle.

Our Customers love us! 4.9 out of 5.0 on Google. (show image of stars,)

Alright, the two biggest things for me, is the fact that I can um order my prescriptions over the telephone and they were mailed to the house, and I don't have to chase after em.

I realized it wasn't too good to be true when I got my first shipment, and uhh saw that they were, it was the same product and uh at a substantially lower price.

When we realized we could pay wholesale prices we feel good, just answer a few questions, fill in a few fields on the website and it was done.

It wasn't just that it saved me, in a time of crisis, it's just the whole idea of it, it’s the same medication, made by the same people, but I'm not paying that middleman, middleman, middleman right?

CTA

ScriptCo as a Member Pharmacy is solving the growing Drug Price Problem facing America…

we've grown over 100% per year and plan to further accelerate our growth.

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Click the Link Below.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "SCRIPTCO, INC.", FILED IN THIS OFFICE ON THE TWENTY-SECOND DAY OF JULY, A.D. 2022, AT 5:56 O'CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

7410166 8100
SR# 20223066317

Authentication: 204013100
Date: 07-26-22

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:56 PM 07/22/2022
FILED 05:56 PM 07/22/2022
SR 20223066317 - File Number 7410166

**AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
SCRIPTCO, INC.**

**(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)**

ScriptCo, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is ScriptCo, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on May 8, 2019.

2. That the Board of Directors of this corporation (the "**Board of Directors**") duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is ScriptCo, Inc (the "**Corporation**").

SECOND: The address of the Corporation's registered office in the State of Delaware is 108 Lakeland Avenue, in the City of Dover, County of Kent, 19901. The name of the Corporation's registered agent at such address is Capitol Services, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: This Corporation is authorized to issue one class of stock to be designated "Common Stock," with a par value of $0.001 per share. The total number of shares which the Corporation is authorized to issue is 10,000,000.

Effective immediately upon the filing of this Amended and Restated Certificate of Incorporation (this "**Certificate**") with the Secretary of State of the State of Delaware (the "**Effective Time**"), each share of Common Stock issued and outstanding immediately prior to the Effective Time ("**Old Common Stock**") shall automatically and without any action on the part of the holders thereof, be converted and reclassified into, and immediately represent, 20,000 validly

issued, fully paid and non-assessable shares of Common Stock (the "**Forward Stock Split**"). If any of the shares of Old Common Stock are certificated, each certificate representing shares of Old Common Stock shall thereafter represent that number of shares of Common Stock determined in accordance with the previous sentence; *provided, however*, that each person holding of record a stock certificate or certificates representing shares of Old Common Stock shall receive, upon surrender of such certificate or certificates, either a new certificate or certificates or a notice of issuance of uncertificated shares, as determined by the Corporation in its sole discretion, evidencing and representing the number of shares of Common Stock to which such person is entitled. The par value of each share of outstanding Old Common Stock shall not be adjusted in connection with the Forward Stock Split, and after the Forward Stock Split the par value of the Common Stock shall remain at $0.001 per share. Unless otherwise indicated, all numbers in this Certificate give effect to the Forward Stock Split.

FIFTH: Except as otherwise provided in this Certificate, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: The number of directors of this Corporation shall be determined in the manner set forth in the Bylaws of this Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: A director of this Corporation shall not be personally liable to this Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to this Corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the General Corporation Law is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of this Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of this Corporation shall not adversely affect any right or protection of a director of this Corporation existing at the time of, or increase the liability of any director of this Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, this Corporation is authorized to provide indemnification of (and advancement of expenses to) agents of this

Corporation (and any other persons to which General Corporation Law permits this Corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law, subject only to limits created by applicable General Corporation Law (statutory or non-statutory), with respect to actions for breach of duty to this Corporation, its stockholders and others.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of a director, officer, agent or other person existing at the time of, or increase the liability of any director of this Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to such amendment, repeal or modification.

ELEVENTH:

A. Forum Selection. Unless this Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of this Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of this Corporation to this Corporation or this Corporation's stockholders, (iii) any action arising pursuant to any provision of the General Corporation Law or this Certificate of Incorporation or the Bylaws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of this Corporation shall be deemed to have notice of and consented to the provisions of this Article Eleventh.

B. Personal Jurisdiction. If any action the subject matter of which is within the scope of Article Eleventh Section A is filed in a court other than a court located within the State of Delaware (a "**Foreign Action**") in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Article Eleventh Section A (an "**FSC Enforcement Action**") and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder's counsel in the Foreign Action as agent for such stockholder.

C. Savings. If any provision or provisions of this Article Eleventh shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Eleventh (including, without limitation, each portion of any sentence of this

Article Eleventh containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

TWELFTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this certificate of incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[- *Remainder of this page intentionally left blank* -]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 22nd day of July, 2022.

Mark McCormick, CEO

GDCET\5325139\062722.16.37

GDSVF&H\8276766.1

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT

[SEE ATTACHED]

- Mito is entering an addressable market of $448 Billion.[a]
- We are here to transform the prescription marketplace from an opaque market to a great customer experience. In 2019, there were 6.38 billion prescriptions filled in the United States. Our goal is for 1% (63.8M) or more of all US prescriptions to move through Mito's app.[b]

Team
Ameer "Yousef" Chief Executive Officer – LinkedIn
Rob Siegel: President – LinkedIn

Lumiliy
Lumiliy | Stories for tomorrow's generation, told by today's leaders.
https://lumiliy.com

Description of Business
Lumiliy is an ecommerce brand exclusively releasing children's books and animated content curated by athletes, artists, actors, and public figures. By leaning on celebrity partnerships and the in-house creation of merchandise, Lumiliy maintains the ability to fast-track the popularity and profitability of its properties. We're currently in-market with plans to expand into an industry where there is opportunity to dramatically grow our company with new products.

Reasons to Invest

- We create some of the most engaging, celebrity-backed kids content. Lumiliy uses data-driven tools to hand pick celebrity partners that have a strong following of moms between the ages of 25-40. We then help our celebrity partners create authentic and meaningful content that they feel passionate about.
- We've generated $118K in revenue since November 2020 with the sale of our first two celebrity picture books through the Lumiliy website, and in Target stores nationwide. In the trailing 6 months, our books were featured on Ellen, The Drew Barrymore Show, The Kelly Clarkson Show, and more, while future releases include our biggest celebrity partners yet.
- We are expanding into animation — an industry projected to double from $350B in 2020 to $650B by 2030 – with the help of our tenured advisory board, celebrity support, and an award-winning animation studio.

Team
Aaron Roth: Founder – LinkedIn
Chloe Cunagin: Founder – LinkedIn

Sports Gambling Guides
Sports Gambling Guides | Sports Gambling Social Media and Advertising
https://sportsgamblingguides.com

Description of Business
Sports Gambling Guides (SGG) is a sports social media & advertising company that delivers sports and sports gambling content to over 17 million avid fans daily. As a licensed sports gambling media entity in all 18 legal U.S. states, we represent a number of today's biggest sportsbooks, including FanDuel and DraftKings, while additionally leveraging our following to advertise for other sports-adjacent brands such as Fanatics.

Reasons to Invest

- Sports Gambling Guides represents an exclusive "content creator" influencer and follower network of over 700 Twitter and Instagram accounts with more than 17 million unique SGG followers.
- The global sports betting industry reached a market size of $200 billion in 2020 and is expected to grow by more than $100 billion by 2025.[c]
- SGG benefits from having a young staff that is steeped in social media and online sports culture. We believe we are the perfect team to address current sports media trends.

Team
Troy Paul: President & Co-Founder – LinkedIn
Mark Paul: CEO & Co-Founder – LinkedIn

Sound Legends
Sound Legends | Built for Independent Artists Worldwide
https://soundlegends.com

Description of Business
Sound Legends is a global media company providing musicians with what we believe to be the largest suite of tools available for them to be able to copyright, license, and distribute their music. Currently available in 195 countries, we're focused on the global markets while others are focused on domestic markets, we believe we are filling a void in the global music marketplace.

Reasons to Invest

- We help independent artists distribute their music across 200+ digital distribution platforms across 195+ countries. We also provide a unique NFT marketplace for even more monetization opportunities.
- Streaming continues to propel the music industry beyond other media and there's no signs of a slow down (source). With that, we believe that both Sound Legends and SL NFT Market are positioned to take a significant share in this unrelenting market space.
- With the launch of our main platform, we've also launched our NFT Marketplace – which is surpassing 1,500 new users.

Team
Alex Mologon: CEO/Founder – LinkedIn
Zach Orlinsky: CFO – LinkedIn

Set Jet
Set Jet | Ready? Set. Jet!
https://setjet.com

Description of Business
Set Jet is a Membership-based private jet charter program, available exclusively for its security pre-screened and approved Members. Set Jet's revolutionary new approach to private air travel is here at a time when the private air industry is soaring – and we believe we are coming in with a first mover advantage. In just over two years, Set Jet has executed over 4,000 flights and has grown its membership to over 5,000 members, with over 300% growth in membership just last year!

Reasons to Invest

- We feel that Set Jet provides the most luxurious form of air travel in the industry at a reasonable price.
- Private Jet travel is experiencing growth. In fact, comparing a recent 4-week timeframe, U.S. private jet travel was up 27% over last year.
- Our initial market has strongly demonstrated that our model is a market fit, and we are now ready to scale to other markets and regions.

Team
Thomas P Smith: CEO, President and Director – LinkedIn
William R Smith III ("Trey"): COO, Secretary and Director – LinkedIn

THIS PAGE CONTAINS TESTING-THE-WATERS INFORMATION TO ALLOW COMPANIES TO EVALUATE INVESTOR INTEREST. *NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.*

FURTHERMORE, THE INFORMATION CONTAINED ON THIS PAGE HAS NOT BEEN REVIEWED OR VERIFIED BY STARTENGINE AND STARTENGINE MAKES NO GUARANTEES WITH REGARDS TO THE COMPLETENESS, ACCURACY OR TIMELINESS OF THE INFORMATION. INVESTORS SHOULD NOT RELY ON INFORMATION CONTAINED ON THIS PAGE IN MAKING ANY INVESTMENT DECISION.

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